Exhibit 99.1

NeuroSense Secures Nasdaq Hearing Date as PrimeC Approaches Key Regulatory and Funding Milestones

Shares continue to trade on Nasdaq pending the Panel’s decision; minimum bid price compliance already regained

Near-term catalysts include a New Drug Submission to Health Canada targeted for December 2026 and a decision on non-dilutive funding for the Phase 3 PARAGON trial expected in Q1 2027

CAMBRIDGE, Mass., Oct. 13, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today announced that its hearing before the Nasdaq Hearings Panel (the “Panel”) is scheduled for November 10, 2026, following its timely appeal of the October 1, 2026 Staff Delisting Determination.

The appeal stays the suspension and delisting action, and NeuroSense’s ordinary shares and warrants are expected to continue trading on The Nasdaq Capital Market under “NRSN” and “NRSNW,” respectively, pending the Panel’s decision.

Management Commentary

“With bid-price compliance regained, we look forward to presenting the Panel with our plan to achieve full compliance, while advancing PrimeC toward several important near-term milestones,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense.

“PrimeC’s Phase 2b results, published in JAMA Neurology, and FDA clearance to initiate PARAGON provide a strong foundation for the next stage of development. Over the coming months, we expect to file our New Drug Submission with Health Canada and receive a decision on non-dilutive grant funding that, if awarded, could support Phase 3 development while reducing our reliance on equity financing. We are also pursuing strategic business development opportunities.”

Plan to Regain Nasdaq Compliance

NeuroSense has regained compliance with Nasdaq’s $1.00 minimum bid price requirement. The only remaining deficiency identified in the October 1 Staff Determination is the $35 million minimum market value of listed securities requirement under Rule 5550(b)(2).

At the hearing, the Company intends to present its plan to meet that requirement or the alternative $2.5 million stockholders’ equity standard under Rule 5550(b)(1), including proposed measures to strengthen its balance sheet and stockholders’ equity, together with implementation timelines.

NeuroSense intends to request an exception period to execute its plan. The Panel may grant an exception of up to 180 days from the October 1 Staff Determination, but there is no assurance that an exception will be granted or that the Company will regain and maintain compliance.

Upcoming PrimeC Milestones

●	Health Canada New Drug Submission for PrimeC in ALS: targeted for December 2026.

●	Decision on non-dilutive grant funding for Phase 3 PARAGON: expected in Q1 2027, subject to completion of the ongoing grant review.

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, with results published in JAMA Neurology showing slower functional decline in participants who received PrimeC from study start than in those who initially received placebo. The Company also reported changes across multiple biomarkers associated with ALS, including microRNAs, consistent with PrimeC’s multi-target mechanism of action.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 clinical trial (PARAGON) in ALS, to be conducted primarily in the United States. The Company is working with FDA on an optimized design for the study.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to target several key mechanisms that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation, with the potential to inhibit disease progression.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes progressive paralysis and, typically, death within 3 years of symptoms onset. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the Nasdaq hearing process, the continued listing and trading of the Company’s securities pending the Panel’s decision, the Company’s request for an exception period, the Company’s plan to regain compliance with Nasdaq’s continued listing requirements, including through compliance with the minimum market value of listed securities requirement or the alternative stockholders’ equity standard, the Company’s proposed measures to strengthen its balance sheet and stockholders’ equity and the timing and effectiveness of such measures, the anticipated milestones described in this press release and their timing, including the anticipated timing of the Company’s New Drug Submission to Health Canada and a decision regarding potential non-dilutive grant funding for the Phase 3 PARAGON trial, the potential receipt, timing and amount of such funding and its potential ability to support Phase 3 development and reduce the Company’s reliance on equity financing, the Company’s pursuit of strategic business development opportunities and the potential benefits thereof, and the potential of PrimeC. Further, certain forward-looking statements, including statements regarding the potential regulatory pathways for PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These risks include the potential for delay in the timing of the Phase 3 clinical trial (PARAGON) in ALS; potential delay in the Canadian New Drug Submission; the risk that the Company will not be able to obtain financing on acceptable terms, or at all; the risk that the Company will not regain and maintain compliance with the Nasdaq listing requirements; the risk that the Panel will not grant the Company’s request for an exception period; the risk that non-dilutive grant funding for the PARAGON trial will not be awarded or will be delayed; the risk that the strategic opportunities described will not materialize or result in the anticipated benefits to the Company; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.